UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Amendment No. 1 to SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
INTERMUNE, INC.
(Name of Subject Company)
ROCHE HOLDINGS, INC. KLEE ACQUISITION CORPORATION
(Names of Filing Persons – Offeror)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
45884X103
(Cusip Number of Class of Securities)
Frederick C. Kentz III Roche Holdings, Inc. 1 DNA, MS #24, South San Francisco, CA 94080 Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Marc O. Williams, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on August 29, 2014 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Klee Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”). This Amendment No. 1 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of InterMune, Inc., a Delaware corporation, at a purchase price of $74.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”).  The initial expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless the offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Offer to Purchase.  Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

(a) The last sentence of the first paragraph in the response to the question “Do you have the financial resources to pay for the shares?” under the heading “Summary Term Sheet” is hereby deleted in its entirety and replaced with the following:

 “It is anticipated that all of such funds will be obtained from Ultimate Parent’s or its controlled affiliates’ general corporate funds. Ultimate Parent or its controlled affiliates may choose to issue commercial paper or new bonds to obtain certain of such funds, but there is no agreement in place for any such debt financing nor have plans or arrangements been made to repay such possible debt financing, if entered into, except out of Ultimate Parent's and its controlled affiliates' ordinary course cash flows. If no such debt financing is consummated, all of our funds will be obtained from Ultimate Parent’s or its controlled affiliates’ general corporate funds.”

(b) The second sentence of the first paragraph under the heading “8. Certain Information Concerning InterMune” is hereby deleted.

(c) The seventh full paragraph under the heading “9. Certain Information Concerning Purchaser and Parent” is hereby deleted in its entirety and replaced with the following:

“Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent and, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of InterMune; (ii) none of Purchaser, Parent and, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of InterMune during the past 60 days; (iii) none of Purchaser, Parent and, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of InterMune (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and InterMune or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and InterMune or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Purchaser or Parent nor, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Purchaser, or Parent nor, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.”

 (d) The penultimate sentence of the first paragraph under the heading “10. Source and Amount of Funds” is hereby deleted in its entirety and replaced with the following:

 “It is anticipated that all of such funds will be obtained from Ultimate Parent’s or its controlled affiliates’ general corporate funds. In addition, Ultimate Parent or its controlled affiliates may choose to issue commercial paper or new bonds to obtain certain of such funds, but there is no agreement in place for any such debt financing nor have plans or arrangements been made to repay such possible debt financing, if entered into, except out of our Ultimate Parent's and its controlled affiliates' ordinary course cash flows. If no such debt financing is consummated, all of our funds will be obtained from Ultimate Parent’s or its controlled affiliates’ general corporate funds.”

(e) The sixth paragraph under the heading “11. Background of the Offer; Contacts with InterMune” is hereby deleted in its entirety and replaced with the following:

“On July 25, 2014, Messrs. Schwan and Welch met in San Francisco. During that meeting, they discussed, among other things, the industry and their respective companies. Dr. Schwan indicated that Roche was interested in engaging in discussions with InterMune concerning the potential acquisition of InterMune by Roche. Dr. Schwan described the potential benefits to InterMune and InterMune’s stockholders of an acquisition of InterMune by Roche. Messrs. Schwan and Welch discussed the potential timing of InterMune’s launch of pirfenidone in the US, and Mr. Welch expressed a concern that any discussions concerning a potential transaction not interfere with that launch. Mr. Welch noted to Dr. Schwan that based upon the FDA process to date, InterMune was planning for a US launch of pirfenidone in the fourth quarter of 2014. Mr. Welch indicated that, were the InterMune Board to authorize discussions with Roche, special attention should be placed on confidentiality as rumors could be detrimental to the pirfenidone US launch preparations, which were on-going. In addition, Mr. Welch stated that if InterMune were to permit Roche to engage in due diligence after execution of a confidentiality agreement, Roche's diligence efforts would have to be focused on critical items, such as regulatory and clinical matters relating to pirfenidone, and InterMune would limit the number of its personnel involved in responding to Roche's diligence inquiries. Dr. Schwan did not make a specific proposal to acquire InterMune at this meeting, but told Mr. Welch that Roche would send a letter with a specific proposal.”

(f) The second paragraph under the heading “16. Certain Legal Matters; Regulatory Approvals—Regulatory Matters—U.S. Antitrust” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“As of September 5, 2014, each of Parent and InterMune had filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on September 22, 2014, but this period may be shortened if the FTC or the Antitrust Division, as applicable, grants “early termination” of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, InterMune, Purchaser and the Antitrust Division or the FTC, as applicable.”

(g) The second paragraph under the heading “16. Certain Legal Matters; Regulatory Approvals—Regulatory Matters—German Antitrust Laws” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Parent filed a pre-merger notification on August 25, 2014 with the FCO. On September 2, 2014, the FCO granted Parent’s request for early clearance of the waiting period applicable to the transaction.  Accordingly, the condition of the Offer relating to compliance with German Merger Control Laws has been satisfied.”

(h) The second paragraph under the heading “16. Certain Legal Matters; Regulatory Approvals—Regulatory Matters—Austrian Antitrust Laws” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Parent filed a pre-merger notification on August 25, 2014 with the FCA. Effective as of September 12, 2014, the Official Parties granted early clearance of the waiting period applicable to the transaction.  Accordingly, the condition of the Offer relating to compliance with Austrian Merger Control Laws has been satisfied.”

(i) The paragraph under the heading “16. Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Since August 28, 2014, InterMune and its directors have been named as defendants in seven purported stockholder class action lawsuits. Four of these cases have been filed in the Superior Court of California, San Mateo County: Kimberly Walters v. InterMune, Inc. et al., CIV 530186, filed on August 28, 2014; Alondra Meraz v. InterMune, Inc. et al., CIV 530275, filed on September 4, 2014; Samuel A. Corabi v. InterMune, Inc., et al., CIV 530290, filed on September 5, 2014; and Philip Paul v. InterMune, Inc., et al., CIV 530304, filed on September 5, 2014. Three of these cases have been filed in the Court of Chancery of the State of Delaware: Shaun McCracken v. InterMune, Inc. et al., Case No. 10086-VCN, filed on September 4, 2014; Glenn P. Wagner v. InterMune, Inc., et al., Case No. 10098, filed on September 5, 2014; and Janina Miller v. InterMune, Inc. et al., Case No. 10096.

All seven cases are putative class actions brought by purported stockholders of InterMune alleging, among other things, that InterMune’s directors breached their fiduciary duties to InterMune’s stockholders by approving the Merger Agreement, and that InterMune, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaints seek, among other things, orders enjoining the proposed transaction.

On September 5, 2014, certain plaintiffs in the actions pending in the Delaware Court of Chancery filed a motion seeking expedited discovery.

On September 8, 2014, the purported stockholder class action Walters v. InterMune, Inc., et al., CIV 530186, filed August 28, 2014, and formerly pending in the Superior Court of California, San Mateo County, was voluntarily dismissed by the plaintiff.

       On September 11, 2014, the three putative shareholder class actions pending in the Delaware Court of Chancery were consolidated by the Court under the caption In re InterMune, Inc. Stockholder Litigation, C.A. No. 10086-VCN.

The defendants believe that the litigation described above is without merit and intend to defend it vigorously.  The foregoing description does not purport to be complete is qualified in its entirety by reference to the complaints, which are filed as Exhibits (a)(5)(xii) and (a)(5)(xiv) through (xix) to the Schedule TO and are incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(5)(xiv)
Plaintiff’s original complaint filed by Alondra Meraz, individually and on behalf of all  others similarly situated, on September 4, 2014, in the Superior Court of California, San Mateo County, CIV 530275.

(a)(5)(xv)
Plaintiff’s original complaint filed by Shaun McCracken, on behalf of himself and all others similarly situated, on September 4, 2014, in the Court of Chancery of the State of Delaware, Case No. 10086-VCN.

(a)(5)(xvi)
Plaintiff’s original complaint filed by Samuel A. Corabi, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San Mateo County, CIV 530290.

(a)(5)(xvii)
Plaintiff’s original complaint filed by Glenn P. Wagner, on behalf of himself and all others similarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10098.

(a)(5)(xviii)	Plaintiff’s original complaint filed by Philip Paul, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San Mateo County, CIV 530304.

(a)(5)(xix)	Plaintiff’s original complaint filed by Janina Miller, on behalf of herself and all others similarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10096.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2014

KLEE ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President and Tax Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of August 29, 2014.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on August 29, 2014.

(a)(5)(i)
Joint Media Release issued by Roche and InterMune on August 24, 2014 (incorporated by reference to
Exhibit 99.1 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(ii)
Key Messages and Q&A dated August 24, 2014 (incorporated by reference to Exhibit 99.2 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(iii)
Letter sent to Roche employees dated August 24, 2014 (incorporated by reference to Exhibit 99.3 of the first
Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on
August 25, 2014).

(a)(5)(iv)
Letter sent to InterMune employees dated August 24, 2014 (incorporated by reference to Exhibit 99.4 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(v)
Email sent to Genentech employees from Ian Clark, Head North America, CEO of Genentech, dated August 24, 2014 (incorporated by reference to Exhibit 99.5 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(vi)
Email sent to Roche European Union employees from Jennifer Cooke, Head of Pharma Region Europe, dated August 24, 2014 (incorporated by reference to Exhibit 99.6 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(vii)
Presentation used for investor relations conference call dated August 25, 2014 (incorporated by reference to Exhibit 99.1 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(viii)
Presentation used for InterMune E.U. employee town hall dated August 25, 2014 (incorporated by reference to Exhibit 99.2 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(ix)
Presentation used for InterMune U.S. employee town hall dated August 25, 2014 (incorporated by reference to Exhibit 99.3 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(x)
Email sent by Ian Clark, Head North America, CEO of Genentech, to InterMune U.S. commercial employees dated August 25, 2014 (incorporated by reference to Exhibit 99.4 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(xi)
InterMune, Inc. Current Report on Form 8-K dated August 22, 2014 (incorporated by reference to the InterMune, Inc. Current Report on Form 8-K (File No. 000-29801) filed with the Commission on August 25, 2014).

(a)(5)(xii)
Plaintiff’s original complaint filed by Kimberly Walters, individually and on behalf of all others similarly situated, on August 20, 2014, in the Superior Court of California, San Mateo County, CIV 530186.

(a)(5)(xiii)	Press Release issued by Roche Holdings, Inc. dated August 29, 2014.

Exhibit No.	Description

(a)(5)(xiv)*
Plaintiff’s original complaint filed by Alondra Meraz, individually and on behalf of all others similarly situated, on September 4, 2014, in the Superior Court of California, San Mateo County, CIV 530275.

(a)(5)(xv)*
Plaintiff’s original complaint filed by Shaun McCracken, on behalf of himself and all others similarly situated, on September 4, 2014, in the Court of Chancery of the State of Delaware, Case No. 10086-VCN.

(a)(5)(xvi)*
Plaintiff’s original complaint filed by Samuel A. Corabi, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San Mateo County, CIV 530290.

(a)(5)(xvii)*
Plaintiff’s original complaint filed by Glenn P. Wagner, on behalf of himself and all others similarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10098.

(a)(5)(xviii)*	Plaintiff’s original complaint filed by Philip Paul, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San Mateo County, CIV 530304.

(a)(5)(xix)*	Plaintiff’s original complaint filed by Janina Miller, on behalf of herself and all otherssimilarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10096.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of August 22, 2014, among InterMune, Inc., Roche Holdings, Inc. and Klee Acquisition Corporation (incorporated by reference to Exhibit 2.1 of the InterMune, Inc. Current Report on Form 8-K (File No. 000-29801) filed with the Commission on August 25, 2014).

(d)(2)	Confidentiality Agreement, dated as of August 5, 2014, between Roche Holdings, Inc. and InterMune, Inc.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith